Exhibit 1

                                    Agreement

      This Agreement (the "Agreement") is entered into as of April 11, 2003 by Durus Capital Management, LLC ("Durus"), Scott Sacane ("Sacane, and together with Durus and any other persons or entities with which he may constitute a group, the "Sacane Group") and Aksys, Ltd., a Delaware corporation (the "Company").

      WHEREAS, the Sacane Group is currently the beneficial owner of 5,238,248 shares of the Company's Common Stock, which represents about 19.5% of the shares outstanding.

      WHEREAS, Mr. Sacane is the managing member of Durus and holds voting power and dispositive power over any shares of Common Stock beneficially owned by Durus.

      WHEREAS, the Company's Rights Agreement provides that any person or group which is the beneficial owner of 15% or more of the outstanding Common Stock shall be deemed to be an Acquiring Person (as defined in the Rights Agreement), unless the so-called "inadvertent acquisition" exception is applicable.

      NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth in this Agreement, the parties hereby agree as follows:

1. For so long as the Sacane Group is in compliance with the terms of this Agreement, the Sacane Group shall not be deemed an Acquiring Person under the Company's Rights Agreement.

      (a) As soon as practicable, and in any event no later than the second anniversary of the date of this Agreement, Sacane shall take any and all actions necessary to cause the beneficial ownership of the Sacane Group to be less than 15%, whether such percentage reduction in beneficial ownership occurs through divestments of Common Stock by the Sacane Group or otherwise.

      (b) The Sacane Group shall refrain from acquiring any additional shares of Common Stock until such time as its percentage beneficial ownership shall be less than 15% (and thereafter the beneficial ownership of the Sacane Group shall not exceed 15% without the prior written consent of the Company's board of directors, which consent may be granted or withheld in the board's sole discretion).

      (c) Sacane and Durus represent and warrant that (1) the first and second recitals of this Agreement are true and correct, (2) the Sacane Group crossed the 15% beneficial ownership threshold under the Rights Agreement inadvertently, and (3) the shares of Common Stock beneficially owned by the Sacane Group are and will be held in the ordinary course of business and are not and will not be held for the purpose of or with the effect of changing or influencing the control of the Company.

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2.    This Agreement may be executed in one or more counterparts. Facsimile signatures to this Agreement shall be treated in all manner and respects as an original contract with the same binding legal effect as if it were an original signed version delivered in person. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.


                                                   AKSYS, LTD.

                                                   /s/ William C. Dow
                                                   ------------------
                                                   William C. Dow
                                                   Chief Executive Officer


                                                   /s/ Scott Sacane
                                                   ----------------
                                                   Scott Sacane


                                                   DURUS CAPITAL MANAGEMENT, LLC

                                                   /s/ Scott Sacane
                                                   ----------------
                                                   Scott Sacane
                                                   Managing Partner and
                                                   Authorized Signatory